SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-(b), (c) and (d) and
Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Citizens First Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
17461R106
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

13G

CUSIP No.	17461R106

1.	Names of Reporting Person: Citizens First Bancorp, Inc. Citizens First Savings Bank, as Trustee of the Citizens First Savings Bank Employee Stock Ownership Plan

2.	Check the Appropriate Box if a Member of a Group: Not applicable.
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Citizens First Bancorp, Inc. — State of Delaware Citizens First Savings Bank — State of Michigan

	5.	Sole Voting Power:

Number of		Citizens First Bancorp, Inc. — 457,286 Citizens First Savings Bank — 457,286

Shares	6.	Shared Voting Power:
Beneficially
Owned by		Citizens First Bancorp, Inc. — 266,657 Citizens First Savings Bank — 266,657

Each	7.	Sole Dispositive Power:
Reporting
Person		Citizens First Bancorp, Inc. — 723,943 Citizens First Savings Bank — 723,943

With:	8.	Shared Dispositive Power:

Citizens First Bancorp, Inc. — 0 Citizens First Savings Bank — 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

Citizens First Bancorp, Inc. — 723,943 Citizens First Savings Bank — 723,943

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

☐

11.	Percent of Class Represented by Amount in Row (9):

Citizens First Bancorp, Inc. — 8.8% of 8,223,968 shares of common stock outstanding as of 12/31/07. Citizens First Savings Bank — 8.8% of 8,223,968 shares of common stock outstanding as of 12/31/07.

12.	Type of Reporting Person:

Citizens First Bancorp, Inc. — HC Citizens First Savings Bank — BK Citizens First Savings Bank Employee Stock Ownership Plan — EP

Item 1.
(a)	Name of Issuer:

Citizens First Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

525 Water Street Port Huron, MI 48060
Item 2.
(a)	Name of Person Filing:

Citizens First Bancorp, Inc. Citizens First Savings Bank, as Trustee of the Citizens Savings Bank Employee Stock Ownership Plan

(b)	Address of Principal Business Office:

525 Water Street Port Huron, MI 48060

(c)	Citizenship:

Citizens First Bancorp, Inc. — State of Delaware Citizens First Savings Bank — State of Michigan

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

17461R106
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☑	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☑	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Citizens First Bancorp, Inc. — 723,943 Citizens First Savings Bank — 723,943

(b)	Percent of class:

Citizens First Bancorp, Inc. — 8.8% Citizens First Savings Bank — 8.8%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote Citizens First Bancorp, Inc. — 457,286 Citizens First Savings Bank — 457,286

(ii)	Shared power to vote or to direct the vote Citizens First Bancorp, Inc. — 266,657 Citizens First Savings Bank — 266,657

(iii)	Sole power to dispose or to direct the disposition of Citizens First Bancorp, Inc. — 723,943 Citizens First Savings Bank — 723,943

(iv)	Shared power to dispose or to direct the disposition of Citizens First Bancorp, Inc. — 0 Citizens First Savings Bank — 0

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person — Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Citizens First Bancorp, Inc., the parent holding company, owns all of the capital stock of the Citizens First Savings Bank, a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, which has beneficial ownership of the securities reported as trustee of the Citizens First Savings Bank Employee Stock Ownership Plan.
Item 8.	Identification and Classification of Members of the Group — Not applicable.

Item 9.	Notice of Dissolution of Group — Not applicable.

Item 10.	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2008 Citizens First Bancorp, Inc.
By:	/s/ Timothy Regan
Timothy Regan
Chief Financial Officer

Citizens First Savings Bank, as Trustee of The Citizens First Savings Bank Employee Stock Ownership Plan
By:	/s/ William G. Oldford, Jr.
William G. Oldford, Jr.
Vice President and Senior Trust Officer